

NATIXIS

Chief Executive Officer

Certified true copy
Corporate Governance
Secretary of the board of directors
Natixis
Aline Braillard

DELEGATION OF SENIOR MANAGEMENT AUTHORITY

PREAMBLE

Global Financial Services (defined as Natixis S.A. and its consolidated subsidiaries) comprises the international business lines of Groupe BPCE, i.e. Natixis Corporate & Investment Banking (herein after referred to as "NCIB") and Natixis Asset & Wealth Management, as well as the following transversal support functions: Finance, Risks, Information Systems, Corporate Secretary, Human Resources and Internal Audit.

The Chief Executive Officer of Natixis has formed a senior management committee, a restricted authority which gathers under its management the Heads of the two global business lines and some Heads of the support functions.

The aim of the senior management committee, the decision-making body of Natixis (hereinafter called "**the Company**"), is to study and validate the Company's main orientations and to steer its management, especially regarding strategy and budget; major investments and projects; definition of the organization and of human resources; follow-up of the business lines performances and results; activities supervision.

This delegation of senior management authority must be exercised while complying with:
- the Company's articles of association and in particular the company's purpose;
- the Company's employee guidelines and internal Code of Conduct;
- the Company's internal procedures, and in particular the relevant signing authority rules;
- the organisation of the business lines and transversal support functions as described in their governance charters;
- the applicable local regulations.

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Natixis - 30, avenue Pierre Mendès France - 75013 Paris - Postal address: BP 4 - 75060 Paris Cedex 02 France - Phone: +33 1 58 32 30 00 - **www.natixis.com**

Limited liability company with a Board of Directors, with a share capital of 5,894,485,553.60 euros - Trade register n° 542 044 524 Paris - VAT: FR 73 542 044 524

GROUPE BPCE

The undersigned, **Mr Nicolas Namias** (hereinafter called « **the Grantor** »), acting as Natixis Chief Executive Officer of Natixis, a joint stock company established under French law with head office located 30, avenue Pierre Mendès France, 75013 Paris (France), with a share capital of 5.894.485.553,60 Euros – registered in Paris under the number 542 044 524 RCS Paris, – hereby grants to:

Mrs Nathalie Bricker (hereinafter called « **the Attorney-in-fact** »),

- acting as a member of the Company's Senior Management Committee, the duty to cooperate to the works of this body and to the application of the decisions it takes within the Finance division; without prejudice to the responsibilities of effective manager conferred by the regulations (i.e. the effective determination of the Company's activity, accounting and financial information, internal control and determination of own funds).
- acting as Chief Financial Officer of the Company, all powers in the view to ensure the management and the implementation of her duties in the following areas:

I. MATERIAL SCOPE

The present delegation covers all acts and operations usually entered into within the scope of the Finance division of the Company, namely:

- Buffer, operations, ALM & Treasury ;
- Business management Finance ;
- Financial control ;
- Financial performance & Capital steering ;
- Financial permanent control ;
- Financial publication ;
- New Products, New Activities (NPNA) ;
- Strategic initiatives management for Finance (SIMFi) ;
- Tax ;
- Valuation group.

This scope may evolve pursuant to the decisions taken by the corporate bodies and/or those taken by the Senior Management Committee.

II. GEOGRAPHICAL AND LEGAL SCOPES

This delegation is valid in France as well as abroad for all the activities performed by the Attorney-in-fact (as defined in section I of the present delegation) including through a branch or a representative office.

As far as the subsidiaries are concerned, the decisions taken within the scope of the Finance division (as defined in section I of the present delegation) shall need, where appropriate, prior approval by the corporate bodies or the legal representative of the relevant subsidiaries.

III. GOVERNANCE /DIRECTION

The Attorney-in-fact is duly authorised within her scope (as set out in section I of the present delegation), in particular to:

1. Within the scope of the Company:

- exercise her hierarchical authority over the Finance division's employees based in France (namely appointing heads of departments and terminate their functions);
- develop, implement and check the enforcement of the Finance division's yearly budget as adopted by the Company's Senior Management Committee and corporate bodies;

2. Within the scope of the Company and its subsidiaries:
- manage the Finance division in order to enable the implementation of all the duties that have been entrusted to her in accordance with the strategy decided by the Chief Executive Officer and/or the Senior Management Committee;
- make all declarations and propose all organization decisions within the scope of his duties and report to the Chief Executive Officer and/or the Senior Management Committee;
- run the Finance channel and its Executive Committee;
- chair the management committee of the Company's Finance division;
- chair all the committees and decision-making bodies of the Finance division;
- chair the culture and conduct committee of the Finance division;
- ensure the relationship with BPCE (parent company) for all activities that have been entrusted to her;
- set out and validate the orientation of the Finance channel.

Concerning the Company and its subsidiaries, the Attorney-in-fact has to ensure that all of the duties entering into her scope (as defined in section I of the present delegation) are carried out and in particular:

As regards Buffer, operations, ALM & Treasury:
- Manage BPCE and the Company's Treasury;
- Ensure the-contribution of the Company to the Group's refinancing plan;
- Develop standards, ALM conventions in line with those of Groupe BPCE and internal liquidity transfer rates (TCI);
- Monitor the business lines' liquidity and financing needs on a daily basis;
- Manage ALM indicators and compliance with constraints;
- Manage the liquidity buffer in accordance with Groupe BPCE principles;
- Steer liquidity and balance sheet ratios in accordance with regulatory constraints and those of BPCE;
- Ensure balance sheet simulations and projections;
- Contribute to internal stress tests and EBA for ALM topics and to BPCE ILAAP;
- Implement guarantees to comply with Large Exposures limit and contribute to compliance with the Company's regulatory ratios;
- Manage financial operations (e.g. execution of ALM decisions, hedging of operational currency, issuance of junior debts within the framework of Capital Planning, management of working capital);
- Together with Capital Planning, manage the solvency ratios (and jointly set up capital release actions with the business lines) and leverage (and set up tax base reduction actions together with the business lines if necessary).

As regards to Business Management:
- Contribute to Finance budget monitoring in coordination with FP&CS-Cost Monitoring;
- Manage Finance Business Continuity Plan;
- Ensure the coordination of the recommendations follow-up process for Finance;
- Manage the Company's investment committee process;
- Manage the Company's subsidiaries and shareholdings;
- Administrate the thresholds crossing monitoring framework on behalf of Groupe BPCE;
- Animate the Culture & Conduct framework for Finance;
- Manage Finance governance and internal communication;
- Manage specific missions on behalf of CFO;
- Subsidiaries Agency: manage bank accounts for the Company's subsidiaries;

- Institutional Activities: manage and execute public procedures on behalf of French Direction Générale du Trésor.

As regards Financial Control:

<u>Norms</u>
- Implement at an operational level the accounting, regulatory and prudential standards for GFS (Global Financial Services) businesses in link with BPCE's which provides accounting and regulatory watch;
- Define and implement the accounting schemes (NCIB and Corporate Center);
- Define the accounting and prudential treatment of new products and capital transactions (contributions to NPNA and Investment Committee process);
- Define the financial information (individual and consolidated financial statements) in link with BPCE;
- Support the NCIB businesses in their IT development projects (implementation of adapted accounting procedures and schemes).

<u>Financial data integrity</u>
- Control, over time, the correct acquisition and the quality of the data used to produce the accounts and the regulatory declarations of the Company and more generally the indicators and reporting of the Finance division;
- Justify, on a monthly basis, the accounts of the Company and of the subsidiaries managed by the Company's teams, through the performance of 1st level accounting controls which allow to ensure the correct application of French and IFRS accounting standards, and to secure financial information (in particular through a set of reconciliation processes between management data and accounting, including reconciliation of the economic P&L with the accounting P&L);
- Make adjustments at the granular level;
- Provide certified "accounting quality" granular data to the Finance division and other departments;
- Measure and manage, within the Finance channel, the level of compliance with the principles laid down by BCBS 239 regulation, as CDO Finance, reporting to the Global Coordinator BCBS 239;
- Pilot, escalate data quality issues upstream and follow its until their resolution by the product owners or at the level of the repositories, in connection with the "Chains";
- Participate to the Company projects in order to guarantee their correct accounting integration and contribute to the improvement of the accounting and regulatory frameworks of the Company.

<u>Statutory & Consolidated accounting</u>
- Proceed to monthly, quarterly, annual statutory & consolidated accounting closing, including FINREP reporting in link with BPCE (including the monitoring of the Company's tax sub-consolidation group within BPCE tax consolidation group, management of IFRS 9 calculations) and prepare consolidation reports for Groupe BPCE;
- Carry out LoD 1 controls on the individual accounts, the Company's consolidation package, the consolidation processing as well as the consolidation package sent to the Group;
- Contribute to audit committee, production of the Universal Registration Document and accounting analyses;
- Contribute to cost of risk indicators, provisions and NPL (credit risk dashboard);
- Calculate the CET1 ratios, additional Tier1, as well as prudential capital in link with FP&CS - Capital Steering;
- Proceed to the accounting and monitoring of overhead costs including in particular control and payment of invoices, expense reports, HR accounting and fixed asset accounting;
- Monitor on a daily basis the Company's VAT, the calculation of the VAT deduction coefficient, the

calculation of the CVAE, the C3S, the preparation and sending of the common law tax declaration on the tax on the Company's companies as well as the sending of IS declarations to the Group as part of the tax integration of BPCE.

<u>Metrics calculation & Reporting</u>
- Ensure the calculation, analysis of indicators and production of reports (from granular inventory data) as well as a contribution for Groupe BPCE;
- Carry out 1st level controls on these indicators and reports;
- Ensure the responsibility for the consistency and quality of indicators and reports;
- Respond to requests from banking supervisors on the scope of responsibility of the service;
- Contribute to NPNA and Investment Committee process;
- Contribute to audit committee and to the production of the Universal Registration Document.

<u>Central office</u>
- Coordinate the accounting & prudential closing;
- Contribute to financial management of Financial Control department in coordination with FP&CS-Cost Monitoring, and invoicing follow-up;
- Ensure the General Secretary of the department (monitoring of auditors' missions (CAC), monitoring of recommendations and action plans from regulators, follow-up of internal audit missions of the Company and general inspection of BPCE, mapping and management of operational risks of the entire Financial control department).

As regards Financial performance & Capital steering:
- Manage financial management standards and cost reallocation keys;
- Carry out global stress-test campaigns (internal and regulatory) and contribute to BPCE ICAAP process (while managing ICAAP process and producing ICAAP report for the Company);
- Model P&L projections in base and stress scenarios;
- Produce management and analysis dashboards (Flash, "fil rouge", TEO, IT dashboard, etc.);
- Contribute to accounts closing committees (e.g. audit committee) and the Universal Registration Document;
- Pilot the budget process;
- Propose profitability indicators and analysis accordingly;
- Analyze the performance of the businesses (flash, BR, budget) on a regulatory basis and develop an economic approach;
- Monitor RWA and CET1 trajectory in close link with businesses, BOAT department and BPCE;
- Maintain the ROE simulator tool;
- Apply transfer pricing agreements in connection with Tax department.

As regards Financial permanent control:
- Co-define 1st level control plans;
- Define 2nd level control plans and be responsible accountability for the Company's control framework implementing the principles and controls defined by BPCE;
- Carry out 2nd level controls and recommendations on (i) accounting and tax reporting and (ii) regulatory & prudential reporting, and part of internal steering reports for management;
- Manage the Financial permanent control function within the Company and in conjunction with BPCE;
- Supervise and monitor the 2nd level control system within GFS.

As regards Financial publication:
- Be in charge of corporate financial communication and contribution to Groupe BPCE financial

communication on items relating to GFS businesses;

- Produce and update the Universal Registration Document (URD), in coordination with the various contributing departments.

As regards New Products, New Activities (NPNA):

- Supervise the New Product, Activity or Service process for NCIB, ALM and Treasury departments;
- Coordinate the generic request process (including analysis of Front Office requests and identification of Control and Support Functions to involve), the instruction and the approbation along with all parties;
- Animate and provide secretarial services to the HO and EMEA monthly NPNA committees;
- Proceed to the ex-post follow-up of all requests (instruction audit trail, monitoring of conditions and prerequisites, post authorization six-month review; performance review; dormant review);
- Coordinate the periodic review instruction and the outcome decision along with all parties (including the identification of the scope of authorizations impacted);
- Be in charge of the NPNA Global Policy (co-ownership with Market Risk) and NPNA Procedure.

As regards Strategic initiatives management for Finance (SIMFi):

- Strategic and transversal projects: manage the transversal projects for Finance GFS;
- Organization and efficiency: support the transformation of Finance GFS;
- Culture & innovation: support Finance organization by promoting new ways of working and the most suitable digital tools;
- Information system architecture and processes: support IT and business teams in Finance GFS as part of projects to develop the information system in connection with business processes.

As regards Tax:

- Draw up Tax planning;
- Support projects on the fiscal dimension;
- Establish tax rules implementing tax standards in coordination with BPCE;
- Define transfer pricing agreements;
- Determine tax provisions;
- Validate tax declarations and GFS pro forma tax integration;
- Establish tax summaries for the Senior Management;
- Support the Business lines for the tax compliance of their activities and products;
- Manage tax audits;
- Manage tax litigation;
- Contribute to the NPNA, to the Exceptional Transactions Committee and the Investment Committee process.

As regards Valuation group:

- Coordinate the governance of the fair value and prudent valuation framework where and when applicable to GFS and Corporate Center activities ;
- Monitor the compliance of valuation framework and integrity of processes in terms of documentation;
- Coordinate restitutions relating to the valuation process and contribute to the audit committee on valuation topics;
- Manage escalation and arbitration processes relating to valuation questions;
- Supervise the correct implementation of the framework and fair and prudent valuation methodologies via adequate controls;
- Contribute to the definition of methodologies used as part of the valuation framework and to the definition

of operational processes;

- Define and certify fair value levels;
- Check the relevance and consistency of valuation between asset categories and over time;
- Contribute to NPNA.

Governance of subsidiaries and stakes

In the subsidiaries and stakes within her scope (as defined in section I of this delegation), the Attorney-in-fact is given a mandate to:
- represent the Company in all shareholders meetings of any nature of all companies or groups or college of investors (in the case of investment funds) in which the Company holds transferable securities, shares and rights; vote for all resolutions, decisions; sign all attendance registers, minutes and more generally all documents in connection with these meetings, and assemblies;
- represent the Company in the exercise of all mandates that would be entrusted to her;
- suggest members (employees representing the Company or independent contractors) within the corporate bodies, as per the rules thereto applicable and set out by BPCE (parent company);
- sign appointment letters of the Company's permanent representatives within any entities' boards.

The Attorney-in-fact shall have to, as regards corporate duties carried out in the companies held by the Company within her scope of activities (as defined in section I of the present delegation), make sure that the corporate bodies of the concerned entities put into force and abide the strategy set out by the Company and its subsidiaries as well as the internal monitoring and risk management processes and report on it.

The decisions taken within the scope of the present delegation and binding a subsidiary shall need, wherever appropriate, prior approval of the corporate bodies or the legal representative of the concerned subsidiaries.

IV. POWER OF ATTORNEY

Within the Company, the Attorney-in-fact is duly authorized within her scope of activities (as set out in section I of the present delegation) to:
- represent the Company and sign all correspondence in all areas, regarding all counterparties, whether public or private, all supervisory authorities, national or local administrations, including tax administrations;
- take all decisions, sign and/or certify, under private or notarized signature, acting alone or jointly, all deeds, agreements, protocols or covenants;
- more generally, do everything necessary for the achievement of any banking and financial operations.

The Attorney-in-fact is in charge, in particular but not limited to, of:

1. As part of the relations with the statutory auditors:
   - Sign the letters of representation;
   - Sign the statutory auditors' engagement letters for the legal audit.

2. As part of the Buffer, Operations, ALM and Treasury processes:
   - Disassemble legal structures;
   - Set up monetary policy operations vis-à-vis the Banque de France;
   - Set up issues of bonds, of associated transferable debt instruments or option warrants.

3. As part of the Business management process:

In relation with the subsidiaries and shareholdings within the scope of the Company, namely:

- Sign correspondence relating to the transmission to internal or external third parties of FATCA or EAI information for entities belonging to the legal perimeter of the Company;
- Perform the role of "Point of Contact" on behalf of the Company with the US tax authorities within the framework of FATCA regulations;
- Set up and sign any guarantee agreement: technical guarantee, parent company guarantee, comfort letter previously approved by a financing and guarantee committee of the Company subsidiaries;
- Sign any transfer order, certificate and any document necessary to the implementation of an operation between the Company and a subsidiary or a shareholding previously approved by a Company's credit committee;
- Set up any delegation to represent the Company at a specific General Assembly or at an investors' college (in the case of an investment fund), of a shareholding assigned to the Subsidiaries and Shareholding Management department in which the Company has no director position;
- Set up and sign any loan of shares ("prêt de consommation d'actions") agreement;
- Sign any contract, protocol, promise to purchase or deed under private signature relating to the acquisition, sale or other transfer (e.g. bring its business) relating to securities (giving direct or indirect access to the capital) or assets/activities, subject to the prior authorizations required internally;
- Sign any form of subscription to issues of securities giving direct or indirect access to the capital as well as any other document related to a capital increase operation, in compliance, when applicable, with the authorizations of the corporate bodies of the companies concerned;
- Sign any document in the context of a capital reduction operation, in compliance, where applicable, with the authorizations of the corporate bodies of the companies concerned;
- Sign any order relating to the movement of funds related to the above-mentioned operations;
- Sign any order relating to the movement of securities (including tax documents) related to the above-mentioned operations;
- Sign any articles of association of the legal entity whose creation has been decided in accordance with the investment procedures in force as well as any other document relating to the creation of the legal entity and any shareholders' agreement;
- Sign any document related to the setting up of a shareholder advance / partner current account.

In relation with the other activities:

- Sign any credit agreement for the establishment of financing within a regulatory framework, previously accepted by a credit committee of the Company;
- Proceed with any registration of the Company as a reporting company with the regulatory authorities of the financial markets both in France and abroad, for the crossing of thresholds;
- Proceed with the regulatory declarations SEC model 13F;
- Proceed with the regulatory and/or statutory declarations relating to crossing of thresholds in France and abroad;
- Proceed with the regulatory declarations FR-Y-10 to the Federal Reserve Bank;
- Register and / or renew the Legal Entity Identifier (LEI) of the Company, and generally do whatever will be useful and necessary for the performance of this assignment;
- Register and/or renew the Energy Identification Code (EIC) of the Company, and generally, do all that will be useful and necessary for the execution of this mission;
- Sign any agreement related to the operations performed on behalf of the French State and operate the bank accounts linked with these operations.

4. As part of the Financial Control processes:
    *   Make any tax declaration (withholding tax on income from bonds revenues and other negotiable debt securities; tax on precious metals; tax on company vehicles);
    *   Proceed with the payment of collection notices or IS restitution for the Company and the subsidiaries whose accounting and tax management is delegated to the Company;
    *   Perform tax declarations (Company tax group (IS deposit, additional contribution to IS on distributed income, IS liquidation, tax return); C3S; Individual tax reports; Transfer price; VAT (monthly declaration; pro rata); CVAE) for the Company and the subsidiaries whose accounting and tax management is delegated to the Company's Finance division;
    *   Make declarations to the ECOFOLIO organization;
    *   Carry out the DADS2 tax declaration;
    *   Proceed with American Express card requests on the Company's account;
    *   Make the regulatory declarations entitled "Declaration of rights to be signed" (DDAS) for the Company;
    *   Produce the regulatory certificate relating to the registration of the CESAM electronic certification provider on the CFONB acceptance list;
    *   Make the regulatory declarations "X-17A-5 Focus Report Part IIC" (in link with the Swap dealer status) with the CFTC and the SEC;
    *   Produce any sponsorship certificate or any other document intended for the statutory auditors (excluding fees) within the annual account's certification.

5. As part of the Taxation processes:
    *   Carry out on behalf of the Company and the subsidiaries whose accounting and tax management is delegated to the Company's Finance division, any declaration towards tax, customs and social administrations, in France or abroad, or any tax or social declaration towards counterparties, in France and abroad;
    *   Seize and answer any request from customs, tax or social administrations (excluding litigation);
    *   Validate and sign certificates of residence as well as declarations of beneficial owners;
    *   Validate the annual IS declaration, VAT, 4th IS deposit, IS Liquidation;
    *   Carry out acts relating to the exercise of the right of control of the tax, customs or social administration;
    *   Implement any administrative and judicial action before the courts or other concerned bodies against tax, customs, social administrations, and any body collecting parafiscal taxes.

V. EXCLUSIONS

The following does not fall into the scope of the present delegation:
*   the representation in court of the Company and its subsidiaries (with the exception of any Tax litigation: any administrative and judicial action before the courts or other concerned bodies with tax, customs, social administrations, and with any special levy collecting entity);
*   any communication with the media without prior authorization from the Chief Executive Officer or from the Communications department of the Company.

VI. DUTIES AND RESPONSIBILITIES

Within her scope of activities (as set out in section I of this delegation), the Attorney-in-fact:
*   shall ensure the implementation and compliance with the Company and its subsidiaries' policy in particular

as regards anti-money laundering and anti-terror funding programs.

For this purpose, the Attorney-in-fact will use the means at her disposal in particular through the Compliance department.

- shall ensure the implementation and compliance with the anti-corruption policy of the Company and its subsidiaries, aiming at the prevention and identification, in France or abroad, of the commission of any act of corruption or influence peddling.
  For this purpose, the Attorney-in-fact will use the means at her disposal in particular through the Compliance department.

- shall, within the Company, ensure the compliance with legislation and regulation applicable when using external suppliers or service providers with the support of BPCE Achats and the Company's Compliance department as per the processes in force.
  For this purpose, the Attorney-in-fact received from the Chief Executive Officer a delegation of powers (in the criminal sense) relating to the management of the external providers.

- shall, within the Company, ensure the compliance with the applicable legislation and regulation as regards protection of personal data of its employees with the support of the Data Privacy Office according to the existent procedures.
  For this purpose, the Attorney-in-fact received from the Chief Executive Officer a delegation of powers (in the criminal sense) relating to the management and security of personal data.

The Attorney-in-fact shall immediately warn the Chief Executive Officer and/or the Senior Management Committee in case of any event which might:
- involve the Company' criminal or civil liability, its Chief Executive Officer's or any employee;
- entail an administrative sanction from any administration or supervision authority towards the Company, its Chief Executive Officer, its board members or any employee;
- entail a reputational risk for the Company;
- justify a profit warning for the financial markets.

The Attorney-in-fact will immediately notify the Chief Executive Officer and/or the senior management committee of her inability to carry out her duty and responsibilities, for example in the event that she deems that the means put at her disposal are not consistent with the needs of the present delegation.

The Attorney-in-fact is informed that she may be liable (disciplinary, civil and/or criminal liability) in case of breach of the present delegation in accordance with the conditions set forth in the applicable regulation with respect to the applicable offence, violation or failure towards the Company, its employees and/or third parties.

VII. SUBDELEGATION AND TERM:

The Attorney-in-fact, acting as Chief Financial Officer of the Company, is in capacity of carrying out any deeds and commitments mentioned in this delegation, acting under her sole signature.

1. Sub-delegation

The Attorney-in-fact has the faculty to sub-delegate her signing authority for the performance and/or the execution of the tasks entrusted to her in this delegation to the benefit of any Company's employee whom she will designate for that purpose.

The latter will then have to act in accordance the regulations into force within the Company as regards delegation of signing authority.

The Attorney-in-fact also has the faculty to designate all corporate officers (who may act alone or jointly) as part of a written delegation (under private or notarized signature).

2. Term

This delegation takes effect as of today. It may be revoked at any time and without notice.

It has been granted without any limitation of term except for the termination of the functions Chief Financial Officer exercised by the Attorney-in-fact.

It cancels and replaces the general management delegation granted to the Delegate on October 11, 2018.

The present delegation is governed by French law and any dispute will be submitted to the competent courts within the jurisdiction of the Paris Court of Appeal. In case of any litigation the French version will prevail.

Executed in Paris.

The Grantor   The Attorney-in-fact

Mr. Nicolas Namias   **Mrs. Nathalie Bricker**

Signed by Nicolas NAMIAS   Signed by Nathalie Bricker
09/28/2022   09/28/2022

Signed with
universign

Signed with
universign